FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Webzen Inc. FY 2008 Q4 Earnings Results
2.	Earnings Report (Fair Disclosure)
3.	30% or More Change in Sales or Profit Loss
4.	Grant of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 12, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

WEBZEN INC. 2008 4Q EARNINGS RESULTS

2008 4Q Results Summary
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
Revenue	7,211	6,879	4.8%	6,964	3.5%
Operating Expenses	5,775	7,482	-22.8%	10,617	-45.6%
Operating Profit	1,436	-603	Turn Over	-3,653	139.3%
Ordinary Profit	-1,675	1,988	-184.3%	2,500	-167.0%
Ordinary Profit Margin	-23.2%	28.9%	-	35.9%	-
Net Income	-2,019	1,843	-3.7%	2,073	-197.4%

Revenue
During 4th quarter, we recorded a 7.2 billion KRW revenue and 1.4 billion KRW operating profit (Turn over to Profit).
Total operating expenses decreased 22.8% to 5.8 billion KRW due to the result from the restructuring process, thus operating profit increased 338.1% compared to previous quarter.
Ordinary Loss increased due to the incidental increase of Non-Operation expense (Impairment Losses on Intangible Assets of 3.8 billion won. Net Loss recorded -2.0 billion won.

2008 Q4 Revenue Breakdown
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
Revenue	7,211	6,879	4.8%	6,964	3.5%
Domestic	3,819	4,086	-6.5%	4,523	-15.6%
Overseas	3,320	2,739	21.2%	2,430	36.6%
Other	72	54	31.9%	11	-

Domestic revenue decreased 6.5% to 3.8 billion KRW. MU and SUN have been showing signs of slowing in Korea, and we will try to increase the revenue with regular updates and adding new payment method. Overseas royalty increased 21.2% to 3.3 billion KRW from previous quarter and revenue.

Domestic Revenue Breakdown
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
MU	3,409	3,408	0.0%	3,838	-11.2%
Individual	2,868	2,766	3.7%	3,107	-7.7%
Internet Café	541	642	-15.7%	731	-26.0%
SUN	410	678	-39.5%	685	-40.1%
Individual	300	490	-38.7%	428	-29.9%
Internet Café	110	188	-41.6%	257	-57.2%
Total	3,819	4,086	-6.5%	4,523	-15.6%

MU individual revenue increased 3.7% to 2.8 billion KRW and internet café revenue decreased 15.7% to 5million KRW.  SUN’s revenue, including internet café revenue, was 410 million KRW.
SUN internet café revenue was slow due to the partial subscription model (micro transaction model) and high competitive market of MMORPG.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
MU	1,153	915	26.0%	870	32.5%
China	87	58	50.0%	141	-38.3%
Taiwan	116	153	-24.2%	107	8.4%
Japan	751	523	43.6%	498	50.8%
Philippines	30	29	4.1%	42	-28.6%
Vietnam	74	79	-5.8%	11	572.7%
U.S	92	71	28.8%	68	35.3%
Singapore	3	3	19.0%	3	0.0%
SUN	2,167	1,824	18.8%	1,560	38.9%
Taiwan	83	61	35.2%	178	-53.4%
China	1,195	1,374	-13.0%	1,072	11.5%
Japan	889	388	129.0%	310	186.8%
Total	3,320	2,739	21.2%	2,430	36.6%

MU’s overseas royalty revenue increased 26.0% to 1.1 billion won.
MU China, Japan and US revenue have increased with regular updates. SUN’s overseas royalty revenue during fourth quarter was 2.1billion won which increased 18.8% from previous quarter.

Total Operating Costs
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
Total Operating Costs	5,774	7,482	-22.8%	10,617	-45.6%
Labor Costs	2,696	2,847	-5.3%	5,224	-48.4%
Depreciation	267	290	-7.9%	470	-43.2%
Commission Paid	814	729	11.7%	1,693	-51.9%
Marketing Expenses	205	1,752	-88.3%	620	-66.9%
Sales Commission	64	81	-20.7%	133	-51.9%
Other	1,728	1,783	-3.1%	2,477	-30.2%

Total Operating Expenses
Labor costs, which constitute about 45% of our total operating costs, decreased 22.8% to 5.8 billion KRW.
As of end of 4th quarter, our total headcount decreased to 330, from 338 end of third quarter. YoY, headcount decreased by 143 people. Depreciation decreased 7.9% to 267 million KRW. Sales Commission decreased 20.7% to 64 million KRW. Commission paid increased 11.7% to 814 million KRW. As a result of minimizing unnecessary marketing expenses, marketing expenses decreased 88.3% to 205 billion KRW. Other costs were 1.7 billion KRW, which was similar to 3rd quarter.

Non-operating Items
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
Non-operating Income	-3,111	2,591	-220.1%	6,153	-150.6%
Interest Income	976	806	21.1%	886	10.2%
Profit (Loss) on Foreign Exchange	1,303	2,387	45.4%	109	1095.4%
Gain on Equity Method	-674	-329	104.9%	-1,342	-49.8%
Gain on disposal of Marketable Securities	30	2	1135.1%	2,540	-98.8%
Impairment Losses on Marketable Securities	-3,883	-	-	-	-
Other	-863	-276	212.7%	3,960	-121.8%

The interest income increased due to the increase in our cash balance, with the increase of loss in equity method of 674 million won and the increase in gain on disposal of marketable securities. However, we have incidental loss on Impairment Lossess on Marketable Security which we recognized -3.8 billion won. Thus, we recorded a 3.1 billion non-operating loss during fourth quarter.
As of end of fourth quarter, cash, cash equivalents, and marketable securities were 57.3 billion won.

Equity Method
(Unit: KRW mm)
	08.Q4	08.Q3	QoQ	07.Q4	YoY
9Webzen	0	0	-	-	-
Webzen Taiwan	0	-121	100.0%	-322	-62.5%
Webzen China	1	-1	169.6%	-665	-99.8%
Webzen America	-389	0	-	0	#DIV/0!
Total	-286	-207	38.3%	-355	-41.7%

We recognized a 2.6 billion KRW loss on equity method from our overseas subsidiaries.

FY 2008 Earnings Summary
(Unit: KRW mm)
	2008	2007	YoY
Revenue	28,481	28,216	0.94%
Operating Profit	-6,959	-13,999	Loss decrease
OP Margin	-	-	-
Ordinary Profit	-13,377	-6,957	-
Net Income	-14,266	-9,536	-

Year 2008 revenue increased slightly to 28.4 billion KRW, and operating loss was 6.9 billion KRW.

FY 2008 Revenue Summary
(Unit: KRW mm)
	2008	2007	YoY
Revenue	28,481	28,216	0.94%
Domestic	16,914	19,598	-13.70%
Individual	13,589	14,774	-8.02%
Internet Café	3,325	4,824	-31.07%
Other	169	55	207.27%
Overseas	11,398	8,562	33.12%

Domestic revenue decreased 13.7% YoY to 16.9 billion KRW, and overseas royalty revenue increased 33.12% to 11.4 billion KRW.

FY 2008 Expense Summary
(Unit: KRW mm)
	2007	2006	YoY
Labor cost	16,007	21,610	-15.84%
(R&D cost)	-2,539	-6,431	-25.93%
Marketing cost	3,387	1,948	73.87%
Commission paid	6,683	6,404	4.36%
Depreciation	1,170	1,973	-40.70%

Year 2008 Labor costs decreased 15.84% to 16.0 billion KRW. Marketing costs increased 73.87% to 3.4 billion KRW, associated with the increase in Huxley and SUN marketing but it will continue to minimize marketing costs through effective marketing activities. Commission paid and depreciation during 2008 was 6.6 billion KRW, and 1.1 billion KRW respectively.

Webzen Inc.
Non-consolidated Balance Sheet

* The FY 2008 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2008 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	2008 Q4		2008 Q3
Assets
I. Current assets		76,475,160,673		80,528,862,477
(1) Quick assets		76,475,160,673		80,528,862,477
1. Cash and cash equivalents		40,328,785,906		37,569,711,237
2. Short-term financial instruments	10,793,924,271		11,992,486,367
Government Subsidy	(19,676,200)	10,774,248,071	(19,676,200)	11,972,810,167
3. Accounts receivable	8,662,819,853		8,659,297,408
Allowance for doubtful accounts	(633,782,561)	8,029,037,292	(1,163,702,445)	7,495,594,963
4. Short-term loans	468,190,200		473,250,400
Allowance for doubtful accounts	(60,000,000)	408,190,200	(60,000,000)	413,250,400
5. Prepaid expenses		295,866,678		492,636,769
7. Derivatives Assets		145,000,000		462,500,000
8. Other current assets
Accrued income receivable		1,245,493,355		983,557,911
Non-trade receivable		9,446,035,419		8,450,510,103
Marketable securities		5,787,413,752		12,414,402,297
Advance payments		15,090,000		0
Prepaid income taxes		0		273,888,630
Value added tax		0		0

II. Non-current assets		54,380,881,728		52,566,580,111
(1) Investments		2,690,077,964		2,452,234,603
1. Long-term financial instruments		1,708,909,000		1,338,737,000
2. Investments in securities according to equity method		114,782,507		0
3. Long-term loans	5,641,438,480		5,399,495,780
Allowance for doubtful accounts	(4,775,052,023)	866,386,457	(4,285,998,177)	1,113,497,603

(2) PP&E		5,461,695,792		5,773,849,061
1. Land		1,514,373,250		1,514,373,250
2. Buildings and auxiliary facilities	3,363,329,203		3,363,329,203
(Accumulated depreciation)	(457,533,825)	2,905,795,378	(436,513,019)	2,926,816,184
3. Equipment	10,782,857,647		11,373,945,517
(Accumulated depreciation)	(10,077,885,916)		(10,436,550,804)
Government Subsidy	(2,137,129)	702,834,602	(2,734,798)	934,659,915
4. Facilities	1,925,401,135		1,909,601,135
(Accumulated depreciation)	(1,586,708,573)	338,692,562	(1,511,601,423)	397,999,712

(3) Intangible assets		4,998,235,129		4,693,873,149
1. Capitalized R&D costs		3,057,725,783		2,433,512,630
2. Computer Software		1,940,509,346		2,250,289,852
3. Other Intangible assets		0		10,070,667

(4) Other non-current assets		41,230,872,843		39,646,623,298
1. Long-term prepaid expenses		30,897,106,893		28,700,791,893
2. Guarantee deposits		10,032,963,800		10,645,029,255
Rent Guarantee	9,886,007,600		10,498,007,600
Other Guarantee	146,556,200		146,621,655
Right for Telephone Facilities	400,000		400,000
3. Other investments	0	300,802,150	0	300,802,150
Total assets		130,856,042,401		133,095,442,588

Liabilities
I. Current liabilities		6,208,173,010		7,946,531,581
1. Debt		0		0
2. Accounts payable		849,496,678		1,834,947,132
3. Accrued expenses		263,021,219		375,176,096
4. Accrued Expenses-Income Taxes		5,044,290
5. Unearned revenues		3,890,090,675		3,968,086,471
6. Other current liabilities
Withholdings		135,931,091		140,691,071
WithholdValue added tax		202,296,912		22,781,942
Deposits received		0		971,875,000
Provision for other estimated liabilities		77,400,000		87,294,523
Advances received		113,413,152		113,413,152

7. Derivatives Liability		671,478,993		432,266,194

II. Fixed liabilities		5,646,156,446		6,611,852,310
1. Long-term unearned income		2,765,718,092		3,001,841,634
2. Accrued severance benefits		2,858,613,917		3,571,676,723
3. Long-term borrowings		21,824,437		38,333,953
Total liabilities		11,854,329,456		14,558,383,891

Capita
I. Capital stock		6,487,000,000		6,487,000,000
1. Common stock		6,487,000,000		6,487,000,000

II. Capital surplus		135,527,919,976		135,527,919,976
1. Additional paid-in capital		135,527,919,976		135,527,919,976
2. Other Capital Surplus		0		0

III. Capital adjustments		(19,037,931,510)		(19,180,551,979)
1. Stock option		1,176,443,903		1,033,823,434
2. Treasury Stock		(14,069,335,944)		(14,069,335,944)
3. Gains on sale of treasury stock		(6,145,039,469)		(6,145,039,469)

IV. Accumulated other comprehensive income		(5,468,189,063)		(4,015,168,510)
1. Capital Adjustment-Unrealized gains on AFS		1,228,952,477		878,690,940
2. Capital Adjustment-Unrealized losses on AFS		(4,268,493,352)		(2,639,593,918)
3. Loss on investments in equity method securities		(2,428,648,188)		(2,254,265,532)

V. Retained earnings		1,492,913,542		(282,140,790)
1. Legal appropriated retained earnings		322,500,000		322,500,000
2. Appropriated-Reserve for business rationalization		117,904,363		117,904,363
3. Appropriated-Reserve for future investments		442,699,142		442,699,142
4. Unappropriated retained earnings to be carried forward		609,810,037		(1,165,244,295)
(Net loss)	(10,471,305,597)		(12,246,359,929)

Total shareholders' equity		119,001,712,945		118,537,058,697

Total liabilities and SE		130,856,042,401		133,095,442,588

Webzen Inc.
Non-consolidated Income Statement
* The FY 2008 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2008 Q4 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	FY 2008	2008 Q4	2008 Q3

I. Sales	28,481,064,580	7,210,806,250	6,878,961,239
Online game	17,083,148,535	3,890,935,852	4,139,757,882
Royalty	11,397,916,045	3,319,870,398	2,739,203,357

II. Cost of goods sold	11,754,336,018	3,039,654,253	2,721,092,711
Online game	11,754,336,018	3,039,654,253	2,721,092,711

III. Gross profit	16,726,728,562	4,171,151,997	4,157,868,528

IV. SG&A	23,685,625,082	2,735,082,754	4,760,756,542
Salaries expenses	5,828,772,019	1,184,852,416	1,308,781,118
Bonus	926,495,685	4,500,000	102,900,000
Severance benefits	487,360,357	(147,215,903)	63,751,046
Welfare benefits	747,238,170	178,617,654	211,922,359
Travel expenses	167,050,529	34,719,811	50,728,038
Entertainment expenses	254,427,154	55,942,612	61,963,916
Communication expense	82,290,052	15,746,614	17,504,293
Utility expenses	59,992,555	7,613,961	18,034,078
Taxes and dues	298,297,767	75,858,168	94,549,112
Depreciation	300,824,087	55,375,234	79,847,992
Rental expense	570,176,198	161,149,714	146,014,292
Repairs expenses	279,910	90,910	100,000
Insurance premium	169,436,976	43,648,645	52,198,102
Vehicle maintenance expenses	50,884,254	12,428,911	12,099,987
Ordinary research and development expenses	4,043,242,651	23,461,444	0
Freight expenses	11,632,605	3,127,016	2,519,967
Training expenses	35,074,539	26,543,462	4,762,712
Publication expenses	22,582,370	5,168,684	4,119,798
Office supplies expenses	4,635,220	1,261,164	1,556,365

Supplies expenses	30,645,821	7,384,460	6,845,610
Commissions paid	5,392,581,181	616,743,057	567,409,928
Advertising expenses	3,387,287,608	204,895,460	1,752,302,352
Sales commissions	336,923,900	64,027,700	80,694,100
Amortization cost of intangible assets	192,562,292	43,684,046	45,060,527
Sample expenses	0	0	0
Compensation expenses assoc. w/ stock options	284,931,182	55,457,514	75,090,850
	0
V. Operating Profit	(6,958,896,520)	1,436,069,243	(602,888,014)

VI. Non-operating income	9,384,213,205	2,438,252,483	3,327,879,251
Interest income	3,496,837,014	977,486,407	807,815,593
Gains on foreign currency transaction	1,276,938,522	680,009,271	279,138,857
Gains on foreign currency translation	4,079,526,770	905,640,589	2,177,803,142
Income from commission	71,466,663	12,000,000	12,000,000
Gains on available for sale securities	34,670,065	30,666,112	2,429,042
Gains on disposition of PPE	19,603,308	19,237,953	0
Equity income on investments	0	0	0
Reversal of Allowance for Doubtful Accounts	175,964,021	111,796,542	14,710,883
Dividend Income	9,770,300	0	0
Gain in Derivatives	145,000,000	(317,500,000)	8,700,000
Gain on Derivatives	16,300,000	16,300,000	0
Miscellaneous income	58,136,542	2,615,609	25,281,734

VII. Non-operating expenses	15,802,226,691	5,549,754,952	736,929,362
Interest Expense	22,545,441	1,490,162	1,716,159
Losses on foreign currency transaction	236,164,167	107,373,298	69,642,063
Losses on foreign currency translation	181,830,454	175,503,646	0
Loss on disposal of tangible assets	125,178,439	23,543,740	6,745,618
Equity losses on investments	2,472,801,829	674,636,210	328,979,527
Losses on disposal of available-for-sale securities	519,758	0	0
Donations	3,450,000	450,000	0
Decr. in Intangible Assets	8,164,032,392	424,000,000	0
Loss on Derivatives	687,778,993	255,512,799	320,877,756
Miscellaneous losses	24,809,082	4,128,961	8,968,239

Impairment Losses on Marketable Securities	3,883,116,136	3,883,116,136

XI. Income before income tax expenses	(13,376,910,006)	(1,675,433,226)	1,988,061,875

XII. Income tax expenses	888,714,640	343,831,491	145,035,081
Tax	726,340,457	218,927,983	148,698,081
Income Taxes	162,374,183	124,903,508	(3,663,000)

XIII. Net income (loss)	(14,265,624,646)	(2,019,264,717)	1,843,026,794

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period
Current  Period : 10/01/2008  ~12/31/2008
Accumulated Period: 01/01/2008 ~12/31/2008

Preceding  Period:  07/01/2008  ~09/30/2008

Corresponding Period of The Previous  Year:  10/01/2007  ~12/31/2007
Accumulated corresponding period           :  01/01/2007~12/31/2007

(Unit : mil. KRW)		Current Period	Preceding Period	Amount Increased/Decreased Compared to the Preceding Period(Increase/Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/Decreased Compared to the Corresponding Period of The Previous Year (Increase/Decrease Rate)
Sales	Amount	7,211	6,879	332 (4.82)	6,964	247 (3.55)
	Accumulated Amount	28,481	-	-	28,216	266 (0.94)
Operating Income	Amount	1,436	-603	2,039 (Trun Over)	-3,653	5,089 (Turn Over)
	Accumulated Amount	-6,959	-	-	-13,999	7,040 (Decrease Loss)
Profit from continuing operation before corporate income tax	Amount	-1,675	1,988	-3,663	2,500	-4,176
	Accumulated Amount	-13,377	-	-	-6,957	-6,420 (Continuous Loss)
Net Income	Amount	-2,019	1,843	-3,862	2,073	-4,092
	Accumulated Amount	-14,266	-	-	-9,536	-4,730 (Continuous Loss)

2. Selective Release		Information Providers		Webzen Inc.
		Intended Audience		Institutional and retail investors, analysts, media etc.
		Date and Time of Information Release		02/12/2008
		(Scheduled) Time and Place for Release of Information		-

2. Selective Release
	(Scheduled) Time and Place for Release of Information	-
3. Contact Information	Person Responsible for Disclosure(Contact Information)	Hyung Chul Kim, CFO
	Person in Charge of Disclosure(Contact Information)	Donghoon Lee, Manager of IR team
	Office in Charge(Contact Information)	Investor Relations (+82-2-3498-1600)
4. Other
※ Relevant Disclosure

30% or Less Change in Sales or Profit/Loss(15% or less in the case of corporations with total assets of 2 trillion won or more)(Self Disclosure)

Unit: KRW
1. Details of Changes in Sales or Profit/Loss	Current Fiscal Year	Previous Fiscal Year	Increase or Decrease	Increase/ Decrease Rate(%)
- Sales(KRW)	28,481,064,580	28,215,512,549	265,552,031	0.9%
- Operating Income(KRW)	-6,958,896,520	-13,998,937,267	7,040,040,747	50.29%
- Ordinary Income(KRW)	-13,376,910,006	-6,957,392,404	-6,419,517,602	-92.27%
- Net Income(KRW)	-14,265,624,646	-9,535,765,862	-4,729,858,784	-49.60%
- Total Assets of 2 Trillion Won or More	-
2. Financial Status	Current Fiscal Year			Previous Fiscal Year
- Total Assets(KRW)	130,856,042,401			158,156,947,804
- Total Liabilities(KRW)	11,854,329,456			17,154,891,676
- Total Shareholders' Equity(KRW)	119,001,712,945			141,002,056,128
- Capital Stock(KRW)	6,487,000,000			6,487,000,000
※ Impaired capital rate(%) =[(capital-equity capital)/ capital]×100	-			-
※ (ordinary loss/ equity capital)×100(%)	11.24			4.93
3. Main Reasons for Changes in Sales or Profits/Losses
Operation Loss decreased : Operation loss decreased 7.0 billion won from previous year. And 2008 4Q’s Operation Profit turn over to Profit due to the result from the restructuring process and expense control.
Ordinary Loss increased: Incidental increase of Non-Operation expense (Impairment Losses on Intangible Assets of 8.2 billion won

4. Date of Board of Directors' Resolution	02/12/2009

- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors in Attendance (on Audit Committee who are not outside directors)		Present
5. Other		-
		※ Relevant Disclosure	-
* The FY 2008 Q4 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

Grant of Stock Option

1. Number of Grantees		Officers and employee of Company	23
		Officers and employee of Affiliated Company	0
2. Number of Shares to be Granted		Common Shares	131,400
		Preferred Shares	0
3. Terms of Exercise	Exercise Period	From	02-12-2011
		To	02-11-2013
	Exercise Price	Common Shares	6,800
		Preferred Shares	0
4. Granting Method			Grant of new shares, grant of treasury stocks
5. A Decision-making body			Board of Directors
6. Grant Date			02-12-2009
7. Total Stock Option Granted after concerned Grant		Common Shares	364,200
		Preferred Shares	0
8. Date Of Board Of Directors Resolution			02-12-2009
-Attendance of Outside Directors		Present(No.)	3
		Absent(No.)	-
-Attendance of Auditors(members of Audit Committee)			Present
9. Other references concerning investment decisions
1. The Exercise price calculated based on the related regulation
2. The Stock option granted from the resolution of Board of Directors Meeting. It will be also approved from the Annual General Meeting.
3. Other matter will be followed by stock option contract and related regulation.
4. After calculation of each person’s fair price, we will re disclosure the matters.

Details of Grant by Grantees

Grantees	Relationship	Number of Shares Granted		Fair value	Remarks
		Common Shares	Preferred Shares
YongRan Kim	Employee	8,000	0	-	-
YungHwan Kim	Employee	2,000	0	-	-
JungSuk Kim	Employee	8,000	0	-	-
TaeHoon Kim	Employee	15,000	0	-	-
JiHo Park	Employee	5,000	0	-	-
HwanYoong Park	Employee	10,200	0	-	-
ChangHoon Baek	Employee	12,000	0	-	-
ByungJoo Lee	Employee	6,600	0	-	-
SaeJin Lee	Employee	6,000	0	-	-
YoungKeun Lee	Employee	3,000	0	-	-
YoungSoo Lee	Employee	3,000	0	-	-
EunKwan Lee	Employee	5,000	0	-	-

JunSuk Lee	Employee	3,000	0	-	-
Jiyeun Lee	Employee	3,000	0	-	-
HoJoon Lee	Employee	12,000	0	-	-
JoonHyuk Lim	Employee	5,000	0	-	-
Ilkeun Jun	Employee	3,000	0	-	-
Dongil Jung	Employee	3,000	0	-	-
ManSoon Jung	Employee	5,000	0	-	-
SungHoon Jung	Employee	4,600	0	-	-
Hwang Jung	Employee	3,000	0	-	-
SunMi Cho	Employee	3,000	0	-	-
SangPil Han	Employee	3,000	0	-	-